RSE COLLECTION, LLC

41 W.25th St. | 8th Floor  | New York, NY 10010

PROPOSED ASSET ACQUISITION TERMS:

Key Deal Points:

You are the exclusive unencumbered owner (“Seller”) of a collector car, which you have honestly and accurately represented to the best of your ability (the “Asset”).

You are partnering with Rally Rd.TM to offer the Asset for sale on our platform with the goal of crowd funding liquidity for the Asset (the “Offering”).

You and Rally Rd.TM will agree to a price for the Asset (“Consideration”). The Consideration will consist of “Cash” (which gets paid after a successful Offering), plus, at your option, “Equity” (which allows you to participate in a percentage of any potential future appreciation of the Asset).

Rally Rd.TM will be the exclusive seller of the Asset for a period of time (ex. 3 months, the “Period”).

Your Rights & Obligations:

You always maintain possession of the Asset throughout the Period. As such, we ask that you maintain the Asset in a manner consistent with how it was maintained prior to the Period.

During the Period, you will allow Rally Rd.TM reasonable access the Asset for the creation of marketing materials.

The Results:

Upon completing a successful Offering (“Closing”), you will promptly receive full payment of the Cash. Rally Rd.TM will assume title and take possession of the Asset. And, if you elected to retain any Equity in the Asset, it will be issued to you by Rally Rd.TM

In the unlikely event the Offering is unsuccessful, you can choose to: (1) accept the amount raised through the Offering at the close of the Period (the amount of Cash owed will be reduced accordingly), (2) relist the asset with Rally Rd.TM under amended acquisition terms, or (3) retain full title to your Asset.

RSE COLLECTION, LLC

41 W.25th St. | 8th Floor  | New York, NY 10010

Transaction Details:

Seller: Curated Investments, LLC

Asset:1980 Lamborghini Countach LP 400S Turbo, Red / White, 1 of 2,

Matching Numbers, Original Condition, Clean Title.

Mileage: ~13,700 miles, VIN: 1121160

Period:August 1, 2018 – November 30, 2018

Offering:The following is a proposed transaction structure, subject to modification with mutual approval of both parties

Total Offering Value = $635,000 “market cap”

Less - Fees, Costs & Expenses:

Asset Account = ($5,000) bank account for future op ex

Servicing Cost =  (included) refurbishment + detailing

Deal Expenses = ($15,000) broker, transport, registration

Rally Rd. Fees = ($5,000) deal structuring

Seller Consideration =$610,000

Debt (%)92.5% = $ 562,375.00

Equity (%)7.5% = $ 47,625.00

Other Terms:

CURATED to develop a promotional video utilizing Max Bobnar, John Temerian, and Valentino Balboni as key figures covering narrative, history and significance of the Asset, which will be co-branded with Rally Rd.

CURATED to leverage its marketing channels, including duPont Registry, FerrariChat, email lists, Instagram, etc. to promote RallyRd. and the Asset offering.

CURATED to be mentioned or listed as a partner and ambassador of RallyRd.

Asset to be made available for display by Rally Rd. during Monterey Car Weekend - Asset will be prepared by CURATED for delivery and available to ship by August 14th, 2018.

Rally Rd. shall pay CURATED $60,000 upon execution of this Agreement as a deposit against the Cash Consideration.

RSE COLLECTION, LLC

41 W.25th St. | 8th Floor  | New York, NY 10010

Should Closing not occur on or before the week of September 17th, 2018, Rally Rd. shall pay the balance of the Cash Consideration at that time.

SELLER: /s/ John TemerianRALLY RD.: /s/ Christopher J. Bruno

NAME:Curated Investment, LLCNAME: RSE Collection, LLC

BY: John TemerianBY: Christopher J. Bruno

DATE: 8/8/2018DATE: 8/8/2018